[LOGO]                                                              [LETTERHEAD]


NEWS RELEASE


INVESTOR RELATIONS: 1.800.436.4404                  NASDAQ TRADING SYMBOL: CNPGF
                                                         TSE TRADING SYMBOL: CNP


FOR IMMEDIATE RELEASE                                               MAY 13, 1998

Vancouver, BC - Further to the Company's News Release of April 21, 1998, Cornucopia reports that negotiations are continuing in an attempt to arrange a corporate merger with an established gold mining company. In order to structure a workable transaction, it is anticipated that significant concessions will have to be made by all the affected parties including the Company's bankers, the major creditors and the shareholders.

Parallel negotiations are also taking place with another mining group who have expressed interest in acquiring 100% of Mineral Ridge Resources Inc., the Company's wholly-owned subsidiary which operates the Mineral Ridge gold mine in Esmeralda County, Nevada. This transaction will also require the cooperation of all parties.

In the event that neither of these proposed transactions can be completed, the Company's bankers have indicated that they will have no alternative to foreclosing on Mineral Ridge's assets and enforcing Cornucopia's guarantee. Cornucopia has pledged all its assets, including its interest in the Ivanhoe Joint Venture, to the bank in support of the Mineral Ridge loan.

A foreclosure will clearly eliminate any residual value for Cornucopia's shareholders. However, it is hoped that the type of transaction now contemplated could recognize modest value for shareholders' equity.

ON BEHALF OF THE BOARD OF DIRECTORS


/s/  Andrew F. B. Milligan
--------------------------
Andrew F. B. Milligan
President and CEO
CORNUCOPIA RESOURCES Ltd.